Contact

www.linkedin.com/in/stevetheideaguy (LinkedIn)
www.pocstock.com (Company)
www.pocstock.com/search/ (Portfolio)

Top Skills

Digital Strategy
Web Design
Email Marketing

Steve Jones

We're building the world's most inclusive content company
Newark, New Jersey, United States

Summary

Chief Executive with a unique mix of creative, strategic, and technical experience. proven leader with the ability to take on new challenges, develop and execute strategic plans, build strong relationships, and achieve success.

Experience

Digital Media Licensing Association - DMLA

10 months

Member of AI & Copyright Working Group
February 2025 - Present (2 months)

Member of Technology Committee
September 2024 - Present (7 months)

Board Member at Large
June 2024 - Present (10 months)

For more than seven decades, the Digital Media Licensing Association (DMLA) has advocated for, educated and connected the media production, distribution and licensing industry. We have worked to developed business standards and best practices. We actively advocate for copyright, ethical AI and issues like right of privacy on behalf of our members. Throughout an era of continuous change, we have remained an active community where vital information is shared and common interests are explored.

pocstock

5 years 5 months

Chairman of the Board
January 2024 - Present (1 year 3 months)
Newark, New Jersey, United States

Founder & CEO
November 2019 - Present (5 years 5 months)
Global

Founder & CEO of pocstock, responsible for creating the vision and increasing market share, brand awareness, product & service offerings, and technology for the company.

pocstock.com is a global stock media platform that unapologetically focuses on people of color. Subscribe today!

We're on a mission to change the way the world sees Black, Asian, Hispanic, Indigenous, LGBTQIA+, differently-abled people of color, and the way we see ourselves. We're making sure everyone everywhere has access to positive, beautiful, and authentic images of people of color.

Follow us on Instagram, Facebook, Twitter, Youtube and LinkedIn @pocstock

#pocstock #Photography #StockPhotography #Diversity #InclusiveMarketing #Marketing #PeopleofColor

ForbesBLK
Member
August 2023 - Present (1 year 8 months)

The Webby Awards
Judge
February 2023 - Present (2 years 2 months)

Self-employed
The Idea Guy (Consultant)
January 2018 - Present (7 years 3 months)
United States

Award-winning creative professional with over 20 years of experience working with clients and brands to create and execute high impact consistent brand experiences across digital platforms and print media. Right now, I enjoy designing presentations for businesses.

Client experience includes working with Colgate-Palmolive, NBCUniversal, 9/11 Memorial, Whole Foods, Pfizer, Novartis, Cardinal Health, Cartoon Network, Rutgers University, Hachette Book Group, and more.

The Circl
Founder

July 2015 - December 2017 (2 years 6 months)

Greater New York City Area

The Circl is the B2B social platform for Small Business Owners

websignia
Founder & CEO
March 2005 - December 2017 (12 years 10 months)
Newark, NJ

websignia is a full-service digital creative agency. We help businesses grow by creating innovative digital strategies, technology, and experiences.

Digital, Marketing, Social Media, Platform Development

abcEasyDomains.com
Owner
January 2006 - 2017 (11 years)
Newark NJ

Low-cost Domain Names, Email, Web Hosting, SSL Certificates and other services priced for Small Businesses.

Twin Galaxies International
Co-Owner
March 2013 - December 2013 (10 months)

Twin Galaxies is the officially recognized world-wide authority on all video game high scores and world-records. Since 1982, Twin Galaxies has been the official scorekeeper for the entire world, charged with the responsibility of validating the world records on all electronic games and preserving the integrity of the industry's repository of gaming statistics. Twin Galaxies is the only score-tracking organization recognized around the world as the official authority on all video game world records and high scores.

Cardinal Health
Web Manager
November 1999 - July 2004 (4 years 9 months)

Designed and maintained the corporate intranet site for the Northeast Region.

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